Exhibit 99.3

GERDAU S.A.

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

Publicly Held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

HELD ON APRIL 17, 2023

1.  The Annual and Extraordinary Shareholders Meetings (“Shareholders Meetings”) of Gerdau S.A. (“Company”) were held on April 17, 2023, at 2 p.m., exclusively digitally, pursuant to article 124, paragraph 2-A, of Federal Law 6,404/76 coupled with article 5, paragraph 2, I, of CVM Resolution 81/22 (“RCVM 81”), through the electronic platform Ten Meetings (“Digital Platform”), which complies with the requirements envisaged in RCVM 81 and enabled the participation and vote of shareholders. The meetings were fully recorded, and the recording will be filed at the Company’s headquarters for the period envisaged in such instruction. For all legal purposes, the Shareholders Meetings were considered as held in the Company’s headquarters.

2.   The Financial Statements, Management Report and Independent Auditor’s Report referring to the fiscal year ended December 31, 2022 were published on March 14, 2023 in the Valor Econômico newspaper, São Paulo issue (pages E7 to E16), in compliance with article 133, paragraph 3 and article 289 of Federal Law 6,404/76. All documents related to the matters to be deliberated in the Shareholders Meetings, under the terms established in RCVM 81, including the Management Proposal, were made available to shareholders on the websites of the Company ( ri.gerdau.com), CVM ( www.cvm.gov.br) and B3 ( www.b3.com.br). The Shareholders Meetings were called, via call notices published on March 17, 20 and 21, 2023 in the Valor Econômico newspaper, São Paulo issue (pages E2, E2 and E8, respectively), to discuss and vote on the following agenda:

In the Annual Shareholders Meeting: (i) Review of the management report and accounts, as well as the respective financial statements for the fiscal year ended December 31, 2022; (ii) Allocation of the net income for the fiscal year ended December 31, 2022; (iii) Definition of the number of members to be elected to the Board of Directors, to serve until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023; (iv) Election of the members of the Board of Directors; (v) Definition of the overall annual compensation of the Company management; (vi) Definition of the number of members to be elected to the Board of Auditors, to serve until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023; (vii) Election of the members of the Board of Auditors and alternates; and (viii) Definition of the monthly compensation of the members of the Board of Auditors of the Company; and In the Extraordinary Shareholders Meeting: (i) Amendment to the wording of the Bylaws of the Company, specifically article 1, paragraph 1 to include the new name of B3 S.A. - Brasil, Bolsa, Balcão, and article 4, head provision, due to the cancellation of shares and payment of part of the balance in the Profit Reserve account, approved at the meetings of the Board of Directors of the Company held on November 08, 2022 and February 28, 2023, respectively; and (ii) Restatement of the Bylaws of the Company.

3.  Present at the Annual Shareholders Meeting were holders of 586,038,232 common shares and 489,862,923 preferred shares and, at the Extraordinary Shareholders Meeting, holders of 586,056,817 common shares and 51,698,759 preferred shares, shareholders that cast their votes via Absentee Ballot, with registration of attendance in the Digital Platform, pursuant to article 47 of RCVM 81. Also present were Emerson Lima de Macedo, with registration CRC BA022047/O-1, representative of PricewaterhouseCoopers Auditores Independentes Ltda., and Bolivar Charneski, representative of the Board of Auditors. The meeting was initiated and presided over by the Executive Vice-President and Investor Relations Officer Rafael Dorneles Japur, with Rafael Lebensold as secretary, per the indication of shareholder Metalúrgica Gerdau S.A., which holds the majority of the Company’s voting capital.

4.   The shareholders present unanimously approved the publication of these minutes without the signatures of the shareholders present and their drawing up in summary form.

5.   When asked by the Chairman of the meeting, none of the shareholders present expressed interest in changing their votes submitted via Absentee Ballot.

6.  The shareholders present waived the reading of the documents referred to in item 2 above, as they were aware of such documents, as well as of the consolidated voting map of the votes cast via Absentee Ballots, pursuant to article 48, paragraph 4 of RCVM 81, which was available for consultation to the shareholders present.

7.   The Annual Shareholders Meeting resolved to, without the votes of those legally impeded from voting:

7.1.  Approve, by unanimous vote of holders of voting shares present, per the voting map attached to these minutes, the management report and accounts, as well as the respective Financial Statements for the fiscal year ended December 31, 2022.

7.2. Approve, by unanimous vote of holders of voting shares present, per the voting map attached to these minutes, that the net income corresponding to eleven billion, four hundred twenty-five million, five hundred and twelve thousand, thirty-three reais and forty-two centavos (R$11,425,512,033.42), assessed for the fiscal year ended December 31, 2022, per the Statement of Changes in Equity, after adjustments of the number of outstanding shares on the date of effective payment of the amounts distributed, be allocated as follows: (i) five hundred forty-five million, two hundred fifty-one thousand, seven hundred eighteen reais and thirty centavos (R$545,251,718.30) to the Legal Reserve; (ii) four billion, two hundred seventy-six million, eight hundred eighty-nine thousand, three hundred thirty-two reais and seventy-two centavos (R$4,276,889,332.72) to the Reserve for Investments and Working Capital; (iii) five hundred twenty million, four hundred seventy-seven thousand, six hundred sixty-seven reais and thirty-six centavos (R$520,477,667.36) to the Tax Incentive Reserve; and (iv) six billion, eighty-two million, eight hundred ninety-three thousand, three hundred fifteen reais and four centavos (R$6,082,893,315.04) distributed to the shareholders as dividends, in the form of dividends and interest on equity. The distribution of dividends corresponds to the total payable to shareholders in compliance with the Bylaws. The amount allocated to the reserve for investments and working capital is intended to ensure investments in assets and amortization of Company debts.

7.3.  Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, that the Board of Directors be composed by seven (7) members, considering the preferred shareholders’ request for the adoption of a separate vote to elect members of the Board of Directors, under article 141, paragraph 4, of Federal Law 6,404/76.

7.4.  In a separate vote, the preferred shareholders approved, per the voting map attached to these minutes, the election, for a term of office until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023, Márcio Hamilton Ferreira, Brazilian, married, business administrator, identification document (RG) 08.949.776-2 DIC/RJ, individual taxpayers register (CPF) 457.923.641-68, with business address at Av. Dra. Ruth Cardoso, 8.501, 8º andar, conjunto 2, Pinheiros, in the city and state of São Paulo, CEP 05425-070, as Independent Director, pursuant to article 6, paragraph 3 of Appendix K to CVM Resolution 80/22 (“RCVM 80”), as indicated by shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and BB Gestão de Recursos DTVM S.A.

7.5. Since the adoption of cumulative voting was not requested, approve, by majority vote of the holders of voting shares present, per the voting map attached to these minutes, the election of the following members to the Board of Directors, to serve until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023: Guilherme Chagas Gerdau Johannpeter, Brazilian, married, lawyer, identification document (RG) 1024145052 SSP/RS, individual taxpayers register (CPF) 481.718.320-91, as Chairman of the Board of Directors; André Bier Gerdau Johannpeter, Brazilian, married, business administrator, identification document (RG) 6002167903 SSP/RS, individual taxpayers register (CPF) 404.841.220-53, as Vice-Chairman of the Board of Directors; Claudio Johannpeter, Brazilian, divorced, engineer, identification document (RG) 3002596629 SSP/RS, individual taxpayers register (CPF) 404.840.330-34, as Vice-Chairman of the Board of Directors; Gustavo Werneck da Cunha, Brazilian, married, mechanical engineer, identification document (RG) 67.657.675-8 SSP/SP, individual taxpayers register (CPF) 972.434.346-49, as Director; Claudia Sender Ramirez, Brazilian, married, business administrator, identification document (RG) 23.417.461-4 SSP/SP, individual taxpayers register (CPF) 282.612.068-90, as Independent Director, pursuant to article 6 of Appendix K to RCVM 80; and Alberto Fernandes, Brazilian, married, engineer, identification document (RG) 13.030.798-1 SSP/SP, individual taxpayers register (CPF) 053.207.088-74, as Independent Director, pursuant to article 6 of Appendix K to RCVM 80, all of them with business address at Av. Dra. Ruth Cardoso, 8.501, 8º andar, conjunto 2, Pinheiros, in the city and state of São Paulo, CEP 05425-070.

All members of the Board of Directors elected in this Annual Shareholders Meeting will be invested in their positions upon execution of the respective instruments of investiture, drawn up in the Book of Minutes of Meetings of the Board of Directors of the Company, and they stated, under the penalty of law, that: (i) they are not prevented by special law or convicted for criminal bankruptcy, malfeasance, bribery, graft, embezzlement, crimes against public welfare, full faith and ownership, or criminal sentence that prevents them, even if temporarily, from holding public office; (ii) they are not to be sentenced to suspension or temporary impediment by the Securities and Exchange Commission of Brazil (CVM) that would make them ineligible to hold office in public companies; (iii) they meet the requirements of immaculate reputation; (iv) they do not hold office in a company that may be considered a competitor of the Company and do not have or represent interests conflicting with those of the Company; and (v) they will manage the Company in accordance with the terms and conditions envisaged in the Bylaws and the legislation applicable.

The respective instruments of investiture and clearance certificates, signed by the Directors elected, will be filed at the Company’s headquarters.

7.6. Approve, by majority vote of the holders of voting shares present, per the voting map attached to these minutes, that the overall annual compensation of the management does not exceed, in the period between these Shareholders Meetings and the Annual Shareholders Meeting that deliberates on the accounts of fiscal year 2023, the total amount of forty-four million, eight hundred eighty thousand reais (R$44,880,000.00), including all short-term fixed and variable components of the compensation, the Long-Term Incentive Program, as well as any benefits.

7.7.  Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, that the Board of Auditors of the Company be composed by three (3) members and three (3) alternates.

7.8.  In a separate vote, the preferred shareholders approved, per the voting map attached to these minutes, the election of the following members, to serve until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023: Aroldo Salgado De Medeiros Filho, Brazilian, married, economist, identification document (RG) 078321593 IFP/RJ, individual taxpayers register (CPF) 000.834.347-04, with business address at Av. Dra. Ruth Cardoso, 8.501, 8º andar, conjunto 2, Pinheiros, in the city and state of São Paulo, CEP 05425-070, as member of the Board of Auditors and Marcelo Rodrigues De Farias, Brazilian, married, bank employee, identification document (RG) 081968612 IFP/RJ, individual taxpayers register (CPF) 844.057.327-87, with business address at Av. Dra. Ruth Cardoso, 8.501, 8º andar, conjunto 2, Pinheiros, in the city and state of São Paulo, CEP 05425-070, as alternate member of the Board of Auditors, both nominated by shareholder BB Gestão de Recursos DTVM S.A.

7.9.  Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, the election of the following members to the Board of Auditors, to serve until the Annual Shareholders Meeting to deliberate on the accounts of fiscal year 2023: Bolívar Charneski, Brazilian, married, accountant, identification document (RG) 8005899615 SSP/RS, individual taxpayers register (CPF) 052.964.980-20, resident and domiciled at Rua Cabral, 829, apto. 901, Rio Branco, in the city of Porto Alegre, state of Rio Grande do Sul, CEP 90420-121, as member of the Board of Auditors, with the function of “financial expert,” established in the U.S. Sarbanes-Oxley Act; Herculano Aníbal Alves, Brazilian, married, economist, identification document (RG) 5.306.068 SSP/SP, individual taxpayers register (CPF) 463.463.178-49, resident and domiciled at Rua Traipu nº 214, apto. 122, Perdizes, in the city and state of São Paulo, CEP 01235-000, as his Alternate; Tarcisio Beuren, Brazilian, married, business administrator, identification document (RG) 6011975411 SSP/RS, individual taxpayers register (CPF) 173.448.320-20, resident and domiciled at Rua Indianapolis, 195, Bairro Três Figueiras, in the city of Porto Alegre, state of Rio Grande do Sul, CEP 91330-060, as member of the Board of Auditors; e João Odair Brunozi, Brazilian, married, accountant, identification document (RG) 5.996.145-4 SSP/SP, individual taxpayers register (CPF) 511.947.168-49, resident and domiciled at Alameda Nhambiquaras, 225, Alphaville Residencial 10, in the city of Santana de Parnaíba, state of São Paulo, CEP 06540-085, as his Alternate.

7.10.  Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, that the monthly compensation of the members of the Board of Auditors, in the period between these Shareholders Meetings and the Annual Shareholders Meeting that deliberates on the accounts of fiscal year 2023, be equivalent to twenty-four thousand, five hundred and twenty reais (R$24,520.00) for the financial expert and twelve thousand, nine hundred and forty reais (R$12,940.00) for the other members of the Audit Board.

8.	Moving forward, the Extraordinary Shareholders Meeting resolved to:

8.1. Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, the amendment to the wording of the Bylaws of the Company, specifically article 1, paragraph 1, to include the new name of B3 S.A. - Brasil, Bolsa, Balcão, and article 4, head provision, due to the cancellation of shares and payment of part of the balance in the Profit Reserve account, approved at the meetings of the Board of Directors of the Company held on November 08, 2022 and February 28, 2023, respectively, which will have the following new wording:

Article 1 [ ] paragraph 1. With the admission of the Company to the special listing segment designated Corporate Governance - Level 1 of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, management and members of the Board of Auditors are subject to the provisions of the Corporate Governance - Level 1 Listing Rules of B3

(“Level 1 Listing Rules”).

Since the securities of the Company were admitted for trading on the Organized Markets managed by B3, the Company, its shareholders and management must comply with the provisions of the Rules for the Listing of Issuers and Admission for the Trading of Securities, including the rules on withdrawal and exclusion of securities traded on the Organized Markets managed by B3.

(...)

Article 4. The capital stock is twenty billion, two hundred eighty-nine million, four hundred and nine thousand reais (R$20,289,409,000.00), divided in six hundred million, five hundred twenty-six thousand, four hundred forty-two (600,526,442) common shares and one billion, one hundred fifty-six million, five hundred and forty thousand, six hundred and eight (1,156,540,608) preferred shares, with no par value.

8.2. Approve, by unanimous vote of the holders of voting shares present, per the voting map attached to these minutes, the restatement of the Bylaws of the Company, which will be part of these minutes as an appendix.

9. No other issue was addressed.

The Shareholders Meetings were adjourned by the Chairman for the time necessary for the drawing up of these minutes, which were read and approved by all participants and signed only by the Chairman and Secretary of the meeting, pursuant to article 47, paragraph 2 of RCVM 81. For all legal purposes, these minutes were deemed signed by the shareholders that participated digitally and by those that submitted an Absentee Ballot (attendance list attached).

São Paulo, April 17, 2023.

Presiding Board:

Rafael Dorneles Japur	Rafael Lebensold
Chairman of the Meeting	Secretary and Lawyer
OAB/SP 261,138